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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Liberty Livewire Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    530709104
                                 (CUSIP Numbers)

                                Paul J. Dujardin
                                43 Dobson Avenue
                             Merrick, New York 11566

                                 with a copy to:
                               Dag Wilkinson, Esq.
                             Wiley, Rein & Fielding
                                1776 K Street, NW
                              Washington, DC 20004
                                 (202) 719-7000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 25, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 530709104 (Class A Common Stock of Liberty Livewire Corporation)

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1.       NAME OF REPORTING PERSON.

         Paul J. Dujardin

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]

         (b) [X]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         NA

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e) [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

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NUMBER OF           7.       SOLE VOTING POWER

SHARES                       705,554 (1).
                  --------------------------------------------------------------
BENEFICIALLY        8.       SHARED VOTING POWER

OWNED BY EACH                0
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REPORTING           9.       SOLE DISPOSITIVE POWER

PERSON WITH                  705,554 (1).
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                   10.      SHARED DISPOSITIVE POWER

                            0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         705,554 (1)

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12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.0% (1)

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14.      TYPE OF REPORTING PERSON

         IN

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(1)  Reporting Person owns 705,554 shares of the Issuer's Class A Common Stock
     (as defined herein) and no other shares of capital stock of the Issuer. The 705,554 shares of the Issuer's Class A Common Stock represents 16.0% of the outstanding shares of the Class A Common Stock; these shares also represent approximately 2.0% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock.


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  STATEMENT OF

                                PAUL J. DUJARDIN

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                          LIBERTY LIVEWIRE CORPORATION


ITEM 1.  SECURITY AND ISSUER.

         Paul J. Dujardin (the "Reporting Person") is filing this Statement on
Schedule 13D (this "Statement") with respect to shares (the "Shares") of the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Liberty Livewire Corporation (formerly known as The Todd-AO Corporation), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 900 N. Seward St., Hollywood, California 92075.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)    Paul J. Dujardin

                  (b)    Triumph Communications Inc.
                         500 Fifth Avenue, Suite 2020
                         New York, New York  10110

                  (c)    President, Triumph Communications Inc.
                         500 Fifth Avenue, Suite 2020
                         New York, New York  10110

                  (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceedings was or is to subject the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         The Reporting Person acquired the Shares as consideration in connection with the following agreements (the "Triumph Agreements"): (1) an Agreement and Plan of Merger, dated as of June 21, 2000 among the Issuer, an affiliate of the Issuer, Triumph Communications Inc. and the Reporting Person, (2) an Agreement and Plan of Merger, dated as of June 21, 2000 among the Issuer, an affiliate of the Issuer, Triumph Communications & Fiber Services Inc. and the Reporting Person, (3) an Agreement and Plan of Merger, dated as of June 21, 2000 among the Issuer, an affiliate of the Issuer, Triumph Communications

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and Leasing Services Inc. and the Reporting Person, (4) an Agreement and Plan of
Merger, dated as of June 21, 2000 among the Issuer, an affiliate of the Issuer, American Simulcast Corp. and the Reporting Person, and (5) the Limited Liability Company Interest Purchase Agreement among the Issuer, The Triumph Switch Company LLC and the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person has acquired the Shares for investment purposes. The Reporting Person may sell an as yet undetermined amount of shares of Common Stock, as market conditions permit and after effectiveness of the registration statement filed by the Issuer pursuant to a Registration Rights Agreement, dated as of June 21, 2000, between the Reporting Person and the Issuer.

         PRESENT PLANS OR PROPOSALS. The Reporting Persons has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As a result of the Merger, the Reporting Person owns 705,554 shares of the Issuer's Class A Common Stock, which represents (i) 16.0% of the Issuer's currently outstanding shares of Class A Common Stock and (ii) approximately 2.0% of the Issuer's currently outstanding equity, as reported by the Issuer to the Reporting Person. Because each share of Class A Common Stock entitles its holder to one vote per share and each share of Class B Common Stock entitles its holder to ten votes per share, the Reporting Person has acquired approximately 0.02% of the voting power in the Issuer. The Reporting Person has sole power to vote these shares and the sole power to dispose or to direct the disposition of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         STOCK PLEDGE. The Reporting Person and the Issuer are parties to the Shareholder Pledge and Security Agreement pursuant to which the Reporting Person has pledged 440,981 shares of the Issuer's Class A Common Stock to the Issuer as security for certain representations and warranties made by the Triumph entities and the Reporting Person in the Triumph Agreements, and the Reporting Person has pledged 117,595 shares of the Issuer's Class A Common Stock to the Issuer as security for the achievement of certain revenue goals by the businesses acquired by the Issuer pursuant to the Triumph Agreements.

         REGISTRATION RIGHTS. The Reporting Person has certain registration rights with respect to the registration of the Shares pursuant to the Registration Rights Agreement. The Issuer is required to register the Shares at the Reporting Person's request whenever the Issuer proposes to register any shares of Common Stock to be offered or sold to the public.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with this statement:

         1. Registration Rights Agreement, dated as of July 25, 2000, by and between the Liberty Livewire Corporation and Paul J. Dujardin.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


8/3/00
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Date

/s/ PAUL DUJARDIN
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Signature

Paul Dujardin - President
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Name/Title

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                                EXHIBIT INDEX

        EXHIBIT
        NUMBER                  DESCRIPTION
        -------                 -----------

          1. Registration Rights Agreement, dated as of July 25, 2000, by and between the Liberty Livewire Corporation and Paul J. Dujardin.